# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SMITH MICRO SOFTWARE, INC., CIK 0000948708
CUSIP: 832154405
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5800 CORPORATE DRIVE, PITTSBURGH, Pennsylvania (PA), 15237
Date of event which requires filing of this statement: 05/26/2026
Amends the filing with accession number 0001437749-25-035480
Filed by CIK 0001251368
Persons authorized to receive notices and communications: William W. Smith, Jr., Smith Micro Software, Inc., 120 Vantis Drive, Suite 350, Aliso Viejo, California (CA), 92656, (949) 362-5800; Jennifer M. Reinke, Smith Micro Software, Inc., 5800 Corporate Drive, Pittsburgh, Pennsylvania (PA), 15237, (412) 837-5300

## Reporting persons
- SMITH WILLIAM W JR (CIK 0001251368): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 293,520; shared voting power 11,402,307; sole dispositive power 293,520; shared dispositive power 11,402,307; aggregate amount beneficially owned 11,695,827 (37.3% of the class)
  Comment: (Explanatory Note) This is Amendment No. 3 (this "Amendment") to Schedule 13D (as previously amended, the "Schedule") filed on November 17, 2025 by William W. Smith, Jr., relating to the ownership of shares of Common Stock, par value $0.001 per share (the "Common Stock") of Smith Micro Software, Inc., a Delaware corporation (the "Issuer"). The purpose of this Amendment is to reflect changes resulting from (i) the May 26, 2026 approval by the Issuer's shareholders of matters related to that certain warrant dated November 7, 2025 held by the Smith Living Trust, which warrant became exercisable for 2,236,136 shares upon such shareholder approval; (ii) the May 26, 2026 approval by the Issuer's shareholders of matters related to warrants dated September 11 and September 17, 2025 held by the Smith Living Trust, which warrants were originally exercisable for 986,342 shares of Common Stock and became exercisable for an additional 87,048 shares upon such shareholder approval, such that they are now exercisable for 1,073,390 shares of Common Stock; and (iii) certain other changes in beneficial ownership and reporting information since the filing of the last amendment to the Schedule. Except as specifically set forth herein, the Schedule otherwise remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule.
  
  (1) The shared voting power and aggregate amount beneficially owned by the Reporting Person includes 11,402,307 shares held in the name of the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees, including 5,884,633 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants.
  
  (2) The percent of class beneficially owned by the Reporting Person is based on 25,433,247 shares of common stock outstanding as of May 26, 2026, as reflected in the records of the Issuer's transfer agent and 5,884,633 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants, in accordance with Rule 13d-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SMITH MICRO SOFTWARE, INC.
Address of issuer's principal executive offices: 5800 CORPORATE DRIVE, PITTSBURGH, Pennsylvania (PA), 15237

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by William W. Smith, Jr.
Residence or business address: William W. Smith, Jr. is the Executive Chairman of the Issuer's Board of Directors. The address of William W. Smith, Jr. is 120 Vantis Drive, Suite 350, Aliso Viejo, CA 92656.
Present principal occupation or employment: William W. Smith, Jr. is the Executive Chairman of the Issuer's Board of Directors. The address of William W. Smith, Jr. is 120 Vantis Drive, Suite 350, Aliso Viejo, CA 92656.
Criminal convictions in the last five years: During the past five years, William W. Smith, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, William W. Smith, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock covered by this filing include shares purchased in the open market from time to time by William W. Smith, Jr. using personal funds, when permitted to do so under the terms of the Issuer's policies, including its Insider Trading Policy, shares acquired by him from the Issuer pursuant to private placement offerings of Common Stock and warrants exercisable for shares of Common Stock, stock splits, shares issued to him by the Issuer as compensation, and shares sold in the open market or transferred by William W. Smith, Jr. to the Smith Living Trust. The shares of Common Stock covered by this filing also include those of such shares held by the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule is hereby amended to add the following:

As noted in the Explanatory Note, the Smith Living Trust purchased for investment purposes a common stock purchase warrant exercisable for 2,236,136 shares of Common Stock and common stock purchase warrants which pursuant to certain adjustment provisions have become exercisable for an additional 87,048 shares of Common Stock of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:
William W. Smith, Jr. has sole voting and dispositive power over 293,520 shares (0.9% of the Common Stock) and shared voting and dispositive power over 11,402,307 shares (36.4% of the Common Stock), including 5,884,633 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants. The shares over which Mr. Smith has shared voting and dispositive power are held by the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees. In the aggregate, William W. Smith, Jr. has beneficial ownership of 11,695,827 shares (or 37.3%) of the Common Stock.

The above calculations are based on 25,433,247 shares of common stock outstanding as of May 26, 2026, as reflected in the records of the Issuer's transfer agent and 5,884,633 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants, in accordance with Rule 13d-3(d)(1)(i).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:
William W. Smith, Jr. has sole voting and dispositive power over 293,520 shares (0.9% of the Common Stock) and shared voting and dispositive power over 11,402,307 shares (36.4% of the Common Stock), including 5,884,633 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants. The shares over which Mr. Smith has shared voting and dispositive power are held by the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.

In the aggregate, William W. Smith, Jr. has beneficial ownership of 11,695,827 shares (or 37.3%) of the
Common Stock.

The above calculations are based on 25,433,247 shares of common stock outstanding as of May 26, 2026, as reflected in the records of the Issuer's transfer agent and 5,884,633 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants, in accordance with Rule 13d-3(d)(1)(i).
Transactions in the class effected during the past sixty days:
On April 27, 2026, 1,618 shares of Common Stock were withheld from Mr. Smith, at an average vesting price of $0.70 per share, for the payment of income taxes.

On May 14, 2026, 1,618 shares of Common Stock were withheld from Mr. Smith, at an average vesting price of $0.8685 per share, for the payment of income taxes.

On May 26, 2026, the Issuer's shareholders approved matters related to that certain warrant dated November 7, 2025 held by the Smith Living Trust for investment purposes, which warrant became exercisable for 2,236,136 shares upon such shareholder approval.

On May 26, 2026, the Issuer's shareholders approved matters related to warrants dated September 11 and September 17, 2025 held by the Smith Living Trust for investment purposes, which warrants were originally exercisable for 986,342 shares of Common Stock and became exercisable for an additional 87,048 shares upon such shareholder approval. Accordingly, these warrants are exercisable for 1,073,390 shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated as follows:
As identified above, 11,402,307 shares are held in the name of the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees, including 5,884,633 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following information:
Items 5(a), 5(b), 5(c) and 5(d) are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.1 - Form of Common Stock Purchase Warrants by and between the Issuer and the Smith Living Trust, dated September 11, 2025 and September 17, 2025 respectively, incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed on September 17, 2025. https://www.sec.gov/Archives/edgar/data/948708/000143774925029302/ex_862123.htm

Exhibit 7.2 - Form of Private Placement Common Stock Purchase Warrant by and between the Issuer and the Smith Living Trust, dated November 7, 2025, incorporated by reference to Exhibit 4.2 of the Issuer's Current Report on Form 8-K filed on November 10, 2025. https://www.sec.gov/Archives/edgar/data/948708/000143774925034101/ex_885099.htm

## Signatures
- SMITH WILLIAM W JR: William W. Smith, Jr., William W. Smith, Jr. (05/28/2026)